Japanese Securities Report for the fiscal year from April 1, 2006 through March 31, 2007 pursuant to Article 24, paragraph 1 of the Securities and Exchange Law of Japan, submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 25, 2007, which includes the following:

I.   Corporate information

     A.   Corporate overview
          1.   Five-year history of changes in major business indices
          2.   History of the company
          3.   Overview of business
          4.   Associated companies
          5.   Employee information

     B.   Business
          1.   Discussion of business results
          2.   Production, orders and sales
          3.   Management issues
          4.   Risk factors
          5.   Material contracts
          6.   Research and development
          7. Discussion and analysis of financial condition and results of operation

     C.   Capital assets
          1.   Overview of capital expenditure
          2.   Important capital assets
          3.   Plans for new construction projects and disposition of facilities

     D.   Company information
          1.   Share information
               a.   Total number of shares
               b.   Stock acquisition rights
               c.   Rights Plan
               d.   Number of shares outstanding, changes in capital stock
               e.   Shareholder information
               f.   Major shareholders
               g.   Voting rights
               h.   Stock options
          2.   Share repurchases
          3.   Dividend policy
          4.   Changes in share price
          5.   Directors and corporate auditors
          6.   Corporate governance

     E.   Financial information
          1.   Consolidated financial statements
               a.   Audited consolidated financial statements
                    1)   Consolidated balance sheets
                    2)   Consolidated statements of income
                    3)   Consolidated statements of shareholders' equity
                    4)   Consolidated statements of cash flows
                    5) Significant accounting policies and notes to consolidated financial statements
                    6)   Supplementary statements

               b.   Other
          2.   Unconsolidated financial statements
               a.   Audited unconsolidated financial statements
                    1)   Unconsolidated balance sheets
                    2)   Unconsolidated statements of income
                    3) Appropriation of unconsolidated retained earnings and unconsolidated statements of changes in net assets
                    4) Significant accounting policies and notes to unconsolidated financial statements
                    5)   Supplementary statements
               b.   Major assets and liabilities
               c.   Other

     F.   Share handling information

     G.   Reference materials
          1.   Parent company information
                  None
          2.   Other information

II.  Information on guarantors
          None

Auditors Reports

Exhibits
         Certificate